December 11, 2006

David B. Kaysen
President and Chief Executive Officer
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343

> **Re: Uroplasty, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed December 7, 2006**
> **File No. 333-138265**

Dear Mr. Kaysen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. We note your response to prior comment 1 and reissue it in part. Please reconcile the proposed maximum aggregate offering price for common stock issuable upon exercise of the agent's warrant (originally reflected in the fee table on the cover page of the registration statement) with the offering of those shares described in the prospectus.

2. We note that you submitted a request for acceleration of the effective date of this registration statement. Please furnish via EDGAR an acceleration request from the managing underwriter as required by Rule 461. Include the information mentioned in Rule 418(a)(7).

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Jeffrey C. Robbins, Esq. – Messerli & Kramer P.A.